EXHIBIT A

Cover Letter to the Offer to Purchase and Letter of Transmittal

FSI LOW BETA ABSOLUTE RETURN FUND

IF YOU DO NOT WANT TO SELL YOUR UNITS OF BENEFICIAL INTEREST
AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

May 17, 2016

Dear FSI Low Beta Absolute Return Fund Unitholder:

We are writing to inform you of important dates relating to an offer by the FSI Low Beta Absolute Return Fund (the “Fund”) to purchase units of beneficial interests in the Fund (“Units”) from the unitholders of the Fund (“Offer”).

The Offer period will begin on May 17, 2016 and will end at 11:59 P.M., Eastern Time, on June 30, 2016. The purpose of the Offer is to provide liquidity to shareholders that hold Units. Units may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY PORTION OF YOUR UNITS AT THIS TIME.

Should you wish to tender all or a portion of your Units for purchase by the Fund during the Offer period, please complete and return the enclosed Letter of Transmittal by: (1) mail to FSI Low Beta Absolute Return Fund C/O Ultimus Fund Solutions, LLC, P.O. Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (2) fax to the Fund at 1-513-587-3438, so that it arrives before 11:59 P.M., Eastern Time, on June 30, 2016. All tenders of Shares must be received either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order before 11:59 P.M., Eastern Time, on June 30, 2016.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at 1-877-379-7380.

Sincerely,

FSI Low Beta Absolute Return Fund